Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of September 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on or about September 2, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on September 2, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) is pleased to announce the results of the ongoing 2008 exploration drilling along the Odin, Ayelén and Frea veins at its producing San José mine in southern Argentina.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated September 2, 2008 attached hereto as Schedule “A”.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

September 2, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES 2.05 OZ/TON GOLD

AND 37 OZ/TON SILVER FROM ONGOING 2008 SAN JOSE DRILLING

SPOKANE, WA––September 02, 2008–– Minera Andes Inc. (TSX: MAI and US OTC: MNEAF) is pleased to announce the results of the ongoing 2008 exploration drilling along the Odin, Ayelén and Frea veins at its producing San José mine in southern Argentina. Infill and step-out drilling on these veins indicates significant potential to further increase the current reserves/resources on the property. One of the highest-grade intercepts from this drilling campaign was in hole SJD-462 and encountered 63.63 grams per tonne “g/t” (2.05 ounces per ton “opt”) gold and 1,158 g/t (37 opt) silver over 1.94 meters. In addition, bonanza silver grades were intersected in hole SJD-477 where 4,945 g/t (159 opt) of silver over 0.30 meters was intersected (see table below).

Allen Ambrose, president of Minera Andes, said: “The drilling results from the 2008 exploration drilling program continue to increase the San José project’s size potential. Recent positive events such as reaching a company milestone of reporting net income last quarter and the potential to further increase the reserves and resources all further facilitate plans at San José to double production from 750 to 1500 tonnes per day by the end of this year.”

Through July 31, 2008, approximately 7,980 meters of drilling in 35 core holes was completed as part of a planned 21,260 meter drilling program focused on three veins at San José. The drilling focused on the Frea, Odin, and Ayelén veins that contain high-grade gold/silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets. A new NI 43-101 technical report is underway to update the reserves and resources at San José. The last technical report on San José dated October 2007 indicates reserves at San Jose increased by over 100 percent from the November 2005 technical report based largely on the results of 29,000 meters of additional drilling that occurred in the time period between the two reports. The current technical report being prepared will include approximately 30,000 meters of new drilling that occurred between July of 2007 and present. Minera Andes anticipates this work may further expand the current reserves and resources based on a track record of success in converting drilling to new reserves and resources in previous drilling campaigns at San José. In addition, MSC will complete another 13,280 meters of drilling to finish the current exploration program in progress.

The majority of the 2008 drilling has been concentrated on the Odin and Ayelén veins covering approximately 2.8 kilometers of strike length along these open-ended mineralized veins. Drilling completed last year extended the known mineralization along the Odin and Ayelén vein trends for 1000 meters along strike – or a 64% increase from the discovery drilling in 2005.

The San José project is operated by Minera Santa Cruz S.A. (“MSC”) owned 51% by Hochschild Mining plc (“Hochschild”) (HOC.L: Reuters and HOC.LN: Bloomberg - London Stock Exchange) and 49% by Minera Andes. The development of new high-grade silver/gold mineralization in veins such as Odin, Ayelén and Frea represents additional mineralization that can add to the reserves/resources currently being mined at a rate of 750 tonnes per day. The development and discovery of new mineralization also indicates the large mineral potential of the San José property where more than 40 kilometers of vein-trend target is currently known to exist, of which less than 15% has been explored to date.

Odin Vein

During the 2008 campaign 21 holes have been completed on the Odin vein (bringing the total to 65 holes) along approximately 1600 meters along the strike of the vein, to a depth of approximately 200 meters. Highlights of the program included the identification of massive and banded quartz veining with disseminated pyrite and argillic alteration. The Odin vein remains open to the west along strike and to depth.

High-grade gold and silver mineralization was intersected in the 2008 drilling campaign at the Odin vein (see table below). The highest-grade intercept was in hole SJD-462 (described above). Other highlights of the Odin vein drilling include 2.58 meters of 30.41 g/t (0.98 opt) gold and 1,922 g/t (62 opt) silver (SJD-475) which is near to an interval running 1.55 meters of 20.56 g/t (0.66 opt) gold and 1,919 (62 opt) g/t silver in the same hole. Hole SJD-451 contains 1.85 meters of 18.69 g/t (0.60 opt) gold and 1,506 g/t (48 opt) silver at depth of 173 meters below surface. See table below for the drill intercepts.

Frea Vein

The Frea vein is located 2 kilometers northeast of the Huevos Verdes vein, and both veins are currently being mined on several levels. Proven reserves of 587,000 tonnes and probable reserves 350,000 tonnes (totaling 937,000 tonnes grading 7.77 g/t gold and 343 g/t silver – see November 26, 2007 News Release) at the Frea vein are based drilling results through mid-2007 and cover a strike length of about 575 meters and a depth of approximately 350 meters of vein. With the drilling completed in 2007-2008 the known mineralization along the Frea vein trend has been extended to about 1.2 kilometers, a 200% increase.

Significant 2008 drill results were encountered in drill hole SJD-477 that hit three high-grade splits off the main Frea vein of 0.30 meters grading 25.23 g/t (0.81 opt) gold and 4,945 g/t (159 opt) silver and 0.93 m grading 14.82 g/t (0.48 opt) gold and 1,688 g/t (54 opt) silver and 1.30 meters of 13.30 g/t (0.43 opt) gold and 1,532 g/t (49 opt) silver. In 2007, the drilling at the Frea vein indicates that it is an open-ended mineralized silver/gold vein. See table below for the intercepts. Assay results are pending for hole SJD-478.

Ayelén Vein

Drilling to July 31st has identified additional mineralization along the 1.2 kilometers of strike and 200 meters of depth of the Ayelén gold silver vein. A total of 52 holes have been drilled on the Ayelén vein with 7 holes drilled in the 2008 to date. The Ayelén vein structure is sub parallel to the Odin vein and dips in the same direction southwest. The results have been moderate to low grade in the 2008 drilling with an exception in drill hole SJD-416 drilled at the end of 2007 where 5.10 meters of vein was intersected grading 9.6 g/t gold and 594 g/t silver (see table below).

A.	2008 DRILLING RESULTS TO JULY 31, SAN JOSÉ PROJECT

Drill Hole/Vein	From (meters)	To (meters)	Interval* (meters)	Au (g/t)	Ag (g/t)
SJD-444 ODIN	109.1	112	2.9	4.41	402
SJD-445 AYELEN	237.2	239.64	2.44	NIL	NIL
SJD-446 ODIN	240.85	243.4	2.55	1.46	54
SJD-447 AYELEN	301.4	304	2.6	NIL	NIL
SJD-448 ODIN	238.1	240.65	2.55	0.43	34
SJD-449 ODIN	244.81	245.84	1.03	8.17	28
SJD-450 ODIN	140.08	140.76	0.68	0.87	181
SJD-451 ODIN	172.80	174.65	1.85	18.69	1,506
SJD-452 AYELEN	136.98	137.83	0.85	3.33	191
SJD-453 ODIN	204.90	206.10	1.20	0.94	36
SJD-454 AYELEN	145.14	146.36	1.22	NIL	NIL
SJD-455 AYELEN	325.90	326.75	0.85	0.27	15
SJD-456 ODIN	194.50	195.10	0.60	2.57	303
SJD-457 ODIN	219.65	220.15	0.50	7.77	124
SJD-458 ODIN	89.70	91.00	1.30	2.98	122
SJD-459 AYELEN	136.95	139.65	2.70	0.24	21
SJD-460 ODIN	120.30	122.30	2.00	3.55	524
SJD-461 AYELEN	166.35	166.90	0.55	NIL	NIL
SJD-462 ODIN	172.60	174.54	1.94	63.63	1,158
SJD-463 ODIN	81.30	82.20	0.90	1.30	93
SJD-464 ODIN	255.50	257.60	2.10	NIL	NIL
SJD-465 ODIN	175.90	176.57	0.67	NIL	NIL
SJD-466 ODIN	264.56	265.70	1.14	8.60	237
SJD-467 AYELEN		No	structure	encountered
SJD-468 ODIN	240.85	241.30	0.45	3.07	30
SJD-469 ODIN	238.30	239.85	1.55	NIL	NIL
SJD-470 FREA	96.90	97.85	0.95	1.71	158
and	101.65	102.30	0.65	3.60	183
SJD-471 FREA	237.90	239.00	1.10	4.01	70
SJD-472 FREA	172.75	174.32	1.57	0.42	24
SJD-473 FREA	253.62	253.92	0.30	6.33	890
SJD-474 ODIN	79.00	80.50	1.50	1.38	149
SJD-475 ODIN	173.75	175.30	1.55	20.56	1,919
and	178.82	181.40	2.58	30.41	1,922
SJD-476 ODIN	149.13	150.19	1.06	NIL	NIL
SJD-477 FREA	109.62	109.92	0.30	25.23	4,945
and	129.90	130.83	0.93	14.82	1,688
and	136.85	138.15	1.30	13.30	1,532
SJD-478 FREA	assays	pending

*	All of the drill holes are angle holes. True thickness of the vein is undetermined.

Outstanding September to December 2007 Drilling Results, San José Project

Drill Hole/Vein	From (meters)	To (meters)	Interval* (meters)	Au (g/t)	Ag (g/t)
SJD-410 ODIN	235.04	236.91	1.87	3.12	45
SJD-411 AYELEN				NIL	NIL
SJD-416 AYELEN	141.90	147.05	5.10	9.6	594
including	141.90	142.90	1.00	33.41	1,788
SJD-418 ODIN				NIL	NIL
SJD-431 AYELEN	124.30	126.55	2.25	0.12	133
SJD-432 AYELEN	165.10	165.5	0.40	0.24	35
SJD-433 AYELEN	231.66	232.10	0.44	0.19	39
SJD-434 AYELEN	223.10	224.04	0.94	1.50	168
SJD-435 AYELEN				NIL	NIL
SJD-436 AYELEN	177.28	178	0.72	2.86	328
SJD-437 AYELEN	159.88	160.73	0.85	1.23	76
SJD-438 AYELEN				NIL	NIL
SJD-439 AYELEN				NIL	NIL
SJD-440 AYELEN	177.40	178.60	1.20	1.06	29
SJD-441 AYELEN				NIL	NIL
SJD-442 FREA	125.81	127.18	1.37	4.97	548
and	229.60	230.15	0.55	9.87	1,089
SJD-443 AYELEN	137.88	139.35	1.47	0.49	90

*	All of the drill holes are angle holes. True thickness of the vein is undetermined

Assay results for the drilling were reviewed by Brian Gavin, Minera Andes’ vice president, exploration, who is an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource and to prepare a scoping study. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 189,456,935 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: September 02, 2008